Contact

www.linkedin.com/in/james-mccart-phd-41a390ab (LinkedIn)

Top Skills

Machine Learning

Text Mining

Data Mining

Publications

Using Information from the Electronic Health Record to Improve Measurement of Unemployment in Service Members and Veterans with mTBI and Post-Deployment Stress

Improving Identification of Fall-Related Injuries in Ambulatory Care Using Statistical Text Mining

Using Agent-Based Modeling to Assess Liquidity Mismatch in Open-End Bond Funds

Measuring pain care quality in the Veterans Health Administration primary care setting

A Case Study of Data Quality in Text Mining Clinical Progress Notes

James McCart, PhD

Chief AI Officer at Kliken

Tampa, Florida, United States

Experience

Kliken
12 years 10 months

Chief AI Officer
March 2022 - Present (1 year 7 months)

Responsible for Kliken's AI R&D initiatives, planning and co-leading development efforts, and technical integrations with 3rd party partners and platforms.

Chief Innovation Officer
November 2018 - March 2022 (3 years 5 months)

Vice President of Research and Development
January 2014 - October 2018 (4 years 10 months)

Research Scientist
December 2010 - December 2013 (3 years 1 month)

University of South Florida
Adjunct Instructor
August 2013 - Present (10 years 2 months)

Current courses:

Health Data Management (HIM 6217). A graduate-level course in the Morsani College of Medicine that covers both the fundamentals of database design and implementation as well as special topics focusing on parallel databases, data warehousing, and data and text mining.

Health Data Visualization (HIM 6628). A graduate-level course in the Morsani College of Medicine that focuses on techniques and methodologies commonly used to create and interpret data visualization techniques.

Prior courses:

Advanced Database Management (ISM 6218). An advanced graduate-level course in the Muma College of Business that covers database technologies that are likely to play a strategic role in business organizations. Topics include indexing, query processing, transaction processing, database programming, parallel databases, distributed databases, and other special topics.

Database Administration (ISM 6217). A graduate-level course in the Muma College of Business that covers the fundamentals of database design, implementation, and administration.

U.S. Department of Veterans Affairs
Research Health Science Specialist
November 2009 - Present (13 years 11 months)

University of South Florida
Adjunct Instructor
August 2010 - May 2011 (10 months)
Courses taught:

Database Administration (ISM 6217). A graduate-level course in the Muma College of Business that covers the fundamentals of database design, implementation, and administration.

Business Data Communications (ISM 4220). An upper-level undergraduate course in the Muma College of Business that covers the fundamentals of data communication.

University of South Florida
Graduate Assistant
August 2004 - December 2009 (5 years 5 months)
Courses taught:

Global Information Systems (ISM 4382). An elective, upper-level, undergraduate course that discusses the role of information technology to support global operations.

Web Application Development / Java (ISM 4141). An elective, upper-level, undergraduate course that teaches object-oriented programming practices and design guidelines to build functional and maintainable web applications.

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Education

University of South Florida

Doctor of Philosophy (Ph.D.), Management Information Systems · (2005 - 2009)

University of South Florida

Master's Degree, Management Information Systems · (2004 - 2006)

Purdue University

Bachelor's Degree, Information Systems · (1998 - 2002)